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John Hancock Financial Services, Inc.

John Hancock Place                                     [LOGO OF JOHN HANCOCK(R)
Post Office Box 111                                         Financial Services]
Boston, Massachusetts 02117
(617) 572-9195
Fax: (617) 572-9161
E-mail: jhoodlet@jhancock.com

James C. Hoodlet
Vice President and Counsel

                                                       March 31, 2006

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

    RE:  John Hancock Life Insurance Company of New York
         Separate Account B
         File No. 811-8329
         Initial Form N-6 Registration Statement under the 1933 Act

Commissioners:

   Conveyed herewith via EDGAR for filing under the Securities Act of 1933 ("1933 Act"), pursuant to Rule 101(a)(i) of Regulation S-T, is the initial Form N-6 registration statement for the Separate Account B ("Registrant") relating to the Majestic Performance Variable Universal Life ("MajPerVUL NY") insurance policies to be offered by John Hancock Life Insurance Company of New York ("John Hancock NY" or the "Depositor").

Background of the Enclosed Filing

   The purpose of this filing is to add the MajPerVUL NY prospectus to the Registrant's filing under the Investment Company Act of 1940 and to obtain a separate 1933 Act file number for the separate account interests offered through the MajPerVUL NY prospectus. The MajPerVUL NY policy and prospectus is similar to the Majestic Performance Variable Universal Life ("MajPerVUL") policy and prospectus issued by John Hancock USA. The separate account interests under the MajPerVUL policy are registered by John Hancock USA Separate Account A, under File Nos. 811-4834 and 333-131299. The material differences between the two filings are:

    (i)the policy level fees and rider charges are different between the policies;

   (ii)the duration of the surrender charge allowed is up to 10 policy years and is calculated as a percentage of premium paid in policy year 1 up to the Target Premium;

  (iii)the policy does not permit 1/st/ year target carry over;

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   (iv)Dollar Cost Averaging and Asset Allocation Balancer have been removed from the policy fee tables as no charge is made for these riders;

    (v)Several riders offered in the MajPerVUL product are not available in this version;

   (vi)The enclosed MajPerVUL NY prospectus has been amended to reflect the Staff's comments to our template registration filed with the Commission on February, 17, 2006 (Accession no. 0001193125-06-034327).

Matters to be Completed by Pre-Effective Amendment

   Registrant will file a pre-effective amendment to respond to comments of the Commission staff and otherwise complete the enclosed filing prior to effectiveness. Registrant would appreciate receiving any comments the Commission staff may have prior to that time pertaining to the enclosed registration statement.

Request for Selective Review

   In view of the similarities between this filing and the MajPerVUL filing as noted above, Registrant hereby requests selective review of this filing.

Request for Acceleration

   An oral request for acceleration of the enclosed filing may be made. The Registrant and its Principal Underwriter have authorized us to hereby state to the Commission on their behalf that they are aware of their obligations under the Securities Act of 1933.

   Please direct all questions to the undersigned at (617) 572-9197. Thank you.

                                                  Sincerely,

                                                  James C. Hoodlet
                                                  Vice President and Counsel

Enclosure